UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By	:	/s/ Catherine Qin Zhang
Name:	:	Catherine Qin Zhang
Title:	:	Chief Financial Officer

Date: August 15, 2012

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Reports Second Quarter 2012 Results

Second Quarter 2012 Mobile and Internet Location-based Solutions Business Hits Record High with 104.5% Year-over-year Increase

BEIJING, August 14, 2012 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Operational Highlights

•

AutoNavi’s free mobile map application had a total of 65 million users and over 36 million monthly active users as of the end of the second quarter of 2012, compared to a total of 52 million users and over 29 million monthly active users as of the end of the first quarter of 2012, and a total of 17 million users and over 4 million monthly active users as the end of the second quarter of 2011.

Second Quarter 2012 Financial Highlights

•	Net revenues in the second quarter of 2012 were $40.2 million, an increase of 22.0% year-over-year.

•	Gross profit in the second quarter of 2012 was $30.1 million, an increase of 27.4% year-over-year.

•

Operating income in the second quarter of 2012 was $9.6 million, a decrease of 8.7% year-over-year. Non-GAAP operating income in the second quarter of 2012 was $13.9 million, an increase of 21.2% year-over-year.

•

Net income attributable to AutoNavi shareholders was $8.8 million in the second quarter of 2012, a decrease of 8.1% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $13.1 million in the second quarter of 2012, an increase of 24.2% year-over-year.

First Six Months of 2012 Financial Highlights

•	Net revenues in the first six months of 2012 were $75.9 million, an increase of 30.0% year-over-year.

•	Gross profit in the first six months of 2012 was $57.0 million, an increase of 37.0% year-over-year.

•

Operating income in the first six months of 2012 was $19.6 million, an increase of 3.2% year-over-year. Non-GAAP operating income in the first six months of 2012 was $27.1 million, an increase of 33.5% year-over-year.

•

Net income attributable to AutoNavi shareholders was $17.7 million in the first six months of 2012, a decrease of 12.2% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $25.3 million in the first six months of 2012, an increase of 23.1% year-over-year.

“Our overall business maintained a healthy growth trajectory during the first half of 2012, with net revenues growing 30% year-over-year to $75.9 million,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “In the second quarter, our mobile and Internet location-based solutions business hit new record high with $11 million in net revenues, representing more than 100% year-over-year growth and accounting for nearly 28% of our total revenues. Our ability to integrate a mapping value chain of data collection, content production and application development differentiates AutoNavi in the mobile Internet space. This competitive advantage allows us to provide rich and authentic location-based content, while being recognized as a trusted resource for people on the go.”

Mr. Cheng added, “As a professional mapping company, the nature of AutoNavi’s map is content-neutral and independently-sourced, as well as compatible with a dynamic range of content, which makes it the ideal display platform for local merchants. We will continue to leverage our strategic distribution channels to enhance our partnerships with handset makers, automakers, mobile operators and API third-party developers, further broadening the reach of our map. This will provide AutoNavi with a strong foundation for capturing the tremendous growth opportunities in mobile internet advertising and e-commerce.”

Second Quarter 2012 Results

Revenues

Total net revenues in the second quarter of 2012 were $40.2 million, an increase of 22.0% year-over-year from $32.9 million in the second quarter of 2011, and an increase of 12.7% from $35.7 million in the first quarter of 2012.

Automotive Navigation

Net revenues from the automotive navigation market in the second quarter of 2012 were $24.9 million, an increase of 9.0% year-over-year and 14.6% over the previous quarter. The increases were mainly due to an increase in the number of copies of digital map data licensed for use with in-dash navigation systems, which is directly linked to the number of vehicles equipped with these systems that are sold in China.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the second quarter of 2012 again delivered record results with $11.0 million in net revenues, representing an increase of 104.5% year-over-year and 11.5% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones and our provision of location-based solutions to mobile operators.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the second quarter of 2012 were $3.9 million, a decrease of 7.5% year-over-year and an increase of 8.2% over the previous quarter. The year-over-year decrease was a result of better performance of certain large aerial photogrammetry contract in the second quarter of 2011. The sequential increase was mainly due to an increased number of new aerial photogrammetry and map data licensing contracts during the quarter.

Cost of Revenues

Cost of revenues in the second quarter of 2012 was $10.1 million, representing an increase of 8.3% year-over-year and 15.2% sequentially. The year-over-year increase was mainly due to a general annual increase in salary and welfare benefits for employees directly involved in data collection and processing. The sequential increase was largely attributable to a rise in direct data production costs.

Operating Expenses

Total operating expenses in the second quarter of 2012 were $20.6 million, an increase of 56.0% year-over-year and 16.7% over the previous quarter. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $16.3 million, an increase of 33.3% year-over-year and 12.9% sequentially.

Research and development (“R&D”) expenses increased 40.8% year-over-year and 3.0% sequentially to $8.2 million. The year-over-year increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, higher share-based compensation expenses and outsourced development costs. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased 34.9% year-over-year and 5.0% sequentially to $7.3 million.

Selling and marketing expenses increased 95.8% year-over-year and 26.7% sequentially to $6.7 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, higher share-based compensation expenses, increased marketing expenses associated with branding activities and traveling expenses. The sequential increase was primarily due to higher share-based compensation expenses, increased marketing expenses associated with branding activities and travel expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 56.9% year-over-year and 22.3% sequentially to $4.9 million.

General and administrative expenses increased 44.1% year-over-year and 29.6% sequentially to $5.7 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel and higher share-based compensation expenses in the second quarter of 2012. The sequential increase was primarily due to higher share-based compensation expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 11.1% year-over-year and 17.5% sequentially to $4.1 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $8.8 million in the second quarter of 2012, a decrease of 8.1% year-over-year from $9.6 million in the second quarter of 2011 and a decrease of 1.4% quarter-over-quarter from $8.9 million in the first quarter of 2012. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the second quarter of 2012 was $0.17, as compared to $0.19 from a year ago. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $13.1 million in the second quarter of 2012, an increase of 24.2% year-over-year and 7.9% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the second quarter of 2012 was $0.26, as compared to $0.21 from a year ago.

Cash Balance

As of June 30, 2012, the Company had $171.9 million in cash and cash equivalents.

Business Outlook

The Company maintains its estimate of full year 2012 net revenues, which is in the range of $152 million to $159 million, representing an increase of approximately 20% to 25% over fiscal year 2011.

Share Repurchase Program Update

AutoNavi announced a share repurchase plan on February 28, 2012, pursuant to which the Company is authorized, but not obligated, by its board of directors to repurchase up to US$50 million worth of its ADSs until February 26, 2013. As of August 13, 2012, the Company has repurchased a total of 809,140 ADSs, representing 3,236,560 ordinary shares, with a total consideration of approximately $9.4 million at a price range of $10.47 to $12.57 per ADS, including brokerage commissions.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time (EDT) on August 14, 2012 (8:00 p.m. Beijing/Hong Kong time on August 14, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004

International:	+65-6723-9381

Hong Kong:	+852-2475-0994

United Kingdom:	+44-20-3059-8139

Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until August 21, 2012:

U.S. Toll Free:	+1-866-214-5335

International:	+61-2-8235-5000

Passcode:	12958658

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq:AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.4 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	June 30, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents	171,929	199,696
Term deposit	31,481	—
Accounts receivable, net of allowance for doubtful accounts of $1,042 and $823 as of June 30, 2012 and December 31, 2011, respectively	43,411	36,273
Due from related parties, trading	4,807	1,056
Due from related parties, non-trading	3	221
Prepaid expense and other current assets	13,484	5,542
Deferred tax assets-current	1,146	1,355

Total current assets	266,261	244,143

Properties and equipment, net	47,511	49,245
Equity method investments	4,374	4,442
Prepaid consideration in connection with equity investment	—	183
Acquired intangible assets, net	5,814	6,855
Goodwill	8,666	8,747
Deferred tax assets-non-current	238	224
Other long term assets	420	628

TOTAL ASSETS	333,284	314,467

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,630 and $2,358 as of June 30, 2012 and December 31, 2011, respectively)	2,630	2,364
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $8,482 and $5,567 as of June 30, 2012 and December 31, 2011, respectively)	9,617	7,328
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $23,208 and $23,944 as of June 30, 2012 and December 31, 2011, respectively)	26,021	26,071
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $6,935 and $7,394 as of June 30, 2012 and December 31, 2011, respectively)	7,082	7,481

Total current liabilities	45,350	43,244

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,007 and $1,191 as of June 30, 2012 and December 31, 2011, respectively)	1,135	1,345

Total liabilities	46,485	44,589

Equity
Ordinary shares	19	19
Additional paid-in capital	183,982	175,726
Treasury stock	(8,119)	—
Statutory reserve	9,363	9,363
Retained earnings	79,255	61,517
Accumulated other comprehensive income	16,502	18,262

Total AutoNavi Holdings Limited shareholders’ equity	281,002	264,887

Noncontrolling interest	5,797	4,991

Total equity	286,799	269,878

TOTAL LIABILITIES AND EQUITY	333,284	314,467

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the six months ended
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011

Revenue	41,232	33,628	36,579	77,811	59,593
Business tax	(1,033)	(681)	(913)	(1,946)	(1,220)

Net revenues	40,199	32,947	35,666	75,865	58,373
Cost of revenues	(10,085)	(9,309)	(8,757)	(18,842)	(16,742)

Gross profit	30,114	23,638	26,909	57,023	41,631

Operating expenses:
Research and development	(8,245)	(5,854)	(8,008)	(16,253)	(9,736)
Selling and marketing	(6,666)	(3,405)	(5,260)	(11,926)	(6,047)
General and administrative	(5,663)	(3,930)	(4,369)	(10,032)	(6,878)

Total operating expenses	(20,574)	(13,189)	(17,637)	(38,211)	(22,661)
Government subsidies	10	11	762	772	11

Operating income	9,550	10,460	10,034	19,584	18,981

Gain on re-measurement of fair value of the equity method investment	—	—	—	—	995
Interest income	1,563	1,466	1,616	3,179	2,615
Change in fair value of forward contract	—	(1,298)	—	—	(288)
Foreign exchange (loss)/gains	(438)	1,103	(30)	(468)	552
Other Income	47	47	47	94	94

Income before income taxes and share of net (loss)/income of equity method investments	10,722	11,778	11,667	22,389	22,949
Income tax expense	(1,196)	(1,698)	(2,093)	(3,289)	(2,061)
Share of net (loss)/income of equity method investments	(263)	40	(238)	(501)	52

Net income	9,263	10,120	9,336	18,599	20,940
Less: Net income attributable to noncontrolling interest	458	543	403	861	744

Net income attributable to AutoNavi Holdings Limited shareholders	8,805	9,577	8,933	17,738	20,196

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic	0.05	0.05	0.05	0.09	0.11
Diluted	0.04	0.05	0.04	0.09	0.10

Net income	9,263	10,120	9,336	18,599	20,940
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(1,676)	1,848	(139)	(1,815)	2,825

Comprehensive income	7,587	11,968	9,197	16,784	23,765
Less: comprehensive income attributable to noncontrolling interest	406	592	400	806	822

Comprehensive income attributable to AutoNavi Holdings Limited shareholders	7,181	11,376	8,797	15,978	22,943

Weighted average number of shares used in calculating net income per ordinary share
Basic	192,206,265	189,886,340	191,804,433	192,005,349	189,433,136
Diluted	202,499,739	201,317,855	202,405,245	202,452,492	201,256,323

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	June 30,	June 30,	March 31,
	2012	2011	2012

Total operating expenses	20,574	13,189	17,637
Share-based compensation	(4,228)	(928)	(3,157)
Non-GAAP total operating expenses	16,346	12,261	14,480

R&D expenses	8,245	5,854	8,008
Share-based compensation	(971)	(460)	(1,082)
Non-GAAP R&D expenses	7,274	5,394	6,926

Selling and marketing expenses	6,666	3,405	5,260
Share-based compensation	(1,725)	(255)	(1,221)
Non-GAAP selling and marketing expenses	4,941	3,150	4,039

General and administrative expenses	5,663	3,930	4,369
Share-based compensation	(1,532)	(213)	(854)
Non-GAAP general and administrative expenses	4,131	3,717	3,515

Operating income	9,550	10,460	10,034
Share-based compensation	4,313	981	3,223
Non-GAAP operating income	13,863	11,441	13,257

Net income attributable to AutoNavi Holdings Limited shareholders	8,805	9,577	8,933
Share-based compensation	4,313	981	3,223
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	13,118	10,558	12,156

	For the three months ended June 30, 2012
	GAAP	Adjustments	Non-GAAP(a)

Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.17	0.09	0.26

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).